Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.

Tel: (604) 685-5200

Email: info@LBIX.com

Leading Brands, Inc. announces adjournment of

Special Meeting to 10:00 a.m. (Vancouver time) Monday, July 23, 2018

Vancouver, Canada, July 11, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company” or “LBIX”), announces the adjournment of the special meeting (the “Meeting”) of shareholders of the Company commenced today at 10 a.m. (Vancouver time) to Monday, July 23, 2018 at 10 a.m. (Vancouver time) to provide Liquid Media Group Ltd. (“Liquid”) with the opportunity to advance the Liquid Financing (see the LBIX/Liquid joint information circular dated June 8, 2018) as contemplated by the previously announced plan of arrangement involving the Company and Liquid (the “Arrangement”). The adjourned meeting will be held at the 10th Floor, 595 Howe Street, Vancouver, British Columbia.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.